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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

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                     KRUPP CASH PLUS-II LIMITED PARTNERSHIP
                            (Name of Subject Company)

                     KRUPP CASH PLUS-II LIMITED PARTNERSHIP
                        (Name of Person Filing Statement)

                               DEPOSITARY RECEIPTS
                         (Title of Class of Securities)

                                    501113104
                      (CUSIP Number of Class of Securities)

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                                 Laurence Gerber
                              The Krupp Corporation
                               470 Atlantic Avenue
                           Boston, Massachusetts 02210
                                 (617) 423-2233

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) filing Statement)

                                    COPY TO:

    Scott D. Spelfogel, Esq.                    James M. Dubin, Esq.
      The Berkshire Group             Paul, Weiss, Rifkind, Wharton & Garrison
      470 Atlantic Avenue                    1285 Avenue of the Americas
   Boston, Massachusetts 02210             New York, New York  10019-6064
         (617) 423-2233                            (212) 373-3000




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ITEM 1.     SECURITY AND SUBJECT COMPANY

            The name of the subject partnership is Krupp Cash Plus-II Limited Partnership, a Massachusetts limited partnership (the "Partnership"), and the address of its principal executive offices is c/o The Krupp Corporation, 470 Atlantic Avenue, Boston, Massachusetts 02210. The title of the class of equity securities to which this statement relates is Depositary Receipts ("Depositary Receipts") representing the Partnership's Units of Investor Limited Partnership Interests ("Units").

ITEM 2.     TENDER OFFER OF THE BIDDER

            This statement relates to an unsolicited offer by Krescent Partners L.L.C., a Delaware limited liability company ("Krescent"), and American Holdings I, L.P., a Delaware limited partnership ("AHI" and, together with Krescent, the "Purchasers"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated February 20, 1997 (the "Schedule 14D-1"), to purchase up to 1,536,630 of the issued and outstanding Depositary Receipts representing Units at a purchase price of $7.45 per Unit, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 20, 1997 and the related Letter of Transmittal, as each may be supplemented, modified or amended from time to time (which collectively constitute the "Krescent-AHI Offer" and are contained within the Schedule 14D-1).

            The address of Krescent's principal executive offices is 1301 Avenue of the Americas, 38th Floor, New York, New York 10019. The address of AHI's principal offices is 100 South Bedford Road, Mount Kisco, New York 10549.

ITEM 3.     IDENTITY AND BACKGROUND

            (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

            (b)(i)The general partners responsible for management of the Partnership's business are The Krupp Corporation, a Massachusetts corporation (the "Corporate General Partner"), and The Krupp Company Limited Partnership - IV, a Massachusetts limited partnership (together with the Corporate General Partner, the "General Partners"). Except as described below, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the General Partners or their affiliates and the Partnership, its executive officers, directors or affiliates.

            Pursuant to the Amended Agreement of Limited Partnership, dated as of March 25, 1986 (the "Partnership Agreement"), the General Partners are entitled to certain cash distributions in respect of their interests in the Partnership. Aggregate cash distributions paid to the General Partners in respect of such interests were




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$89,729, $109,044 and $114,605, respectively, for the years ended December 31,
1994, 1995 and 1996.

            Pursuant to certain management agreements, an affiliate of the General Partners receives property management fees for its services as management agent for the Partnership's properties. Such agreements provide for the payment of monthly management fees payable at the rate of up to 6% of the gross receipts from the properties under management (net of leasing commissions) and up to 5% of the gross receipts from residential properties under management. In addition, although the General Partners and their affiliates do not receive any fees from the Partnership for the partnership administration services they provide, affiliates of the General Partners are reimbursed by the Partnership for the expenses they incur in connection with providing those services, which include accounting, computer, insurance, travel, payroll, legal and the preparation and mailing of reports and other communications to the Unit holders. Property management fees and reimbursement of expenses paid to such affiliates aggregated $886,105, $697,287 and $836,992, respectively, for the three years ended December 31, 1994, 1995 and 1996.

            Pursuant to the Partnership Agreement, the General Partners are entitled to receive fees for managing the affairs of the Partnership equal to 5% of the Partnership's annual Cash Flow (as defined in the Partnership Agreement), but the payment thereof is subordinated to the extent necessary for the limited partners to receive an amount for such year equal to a 7% non-cumulative annual return on their Invested Capital (as defined in the Partnership Agreement). The General Partners also are entitled to receive an incentive fee for managing the affairs of the Partnership in an amount equal to 3% of the Partnership's annual Cash Flow, but payment of such fee is subordinated to the extent necessary for the limited partners to receive an amount for such year equal to an 8% non-cumulative annual return on their Invested Capital. No such fees were paid to the General Partners or their affiliates during the three-year period ended December 31, 1996.

            Pursuant to the Partnership Agreement, in connection with the disposition of any property owned by the Partnership, the General Partners are entitled to a disposition fee in an amount equal to 3% of the contract sales price of such property, subject to certain limitations. No disposition fees were paid to the General Partners or their affiliates during the three-year period ended December 31, 1996.

            The General Partners are subject to certain conflicts of interests in connection with the response to the Krescent-AHI Offer contained in this
Schedule 14D-9. The Partnership Agreement provides that, without the concurrence of the General Partners, a majority in interest of the "Investor Limited Partners" (a person who has been admitted to the Partnership as, and has the rights afforded to, an Investor Limited Partner, as provided in the Partnership Agreement) may vote to remove the General Partners or amend the Partnership Agreement (including





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amending certain fees and compensation payable or authorized to be payable to the General Partners or their affiliates), and the ownership of a large block of Units by any person increases the likelihood that the General Partners may be removed or that the Partnership Agreement may be amended should that person become an Investor Limited Partner or otherwise acquire the voting rights of an Investor Limited Partner. In addition, since the property management agreements between affiliates of the General Partners and the Partnership are terminable without penalty on not more than 60 days notice, the removal of the General Partners or the amendment of the Partnership Agreement could result in a reduction of management fee income from the Partnership to such affiliates. If a large number of Units were tendered pursuant to the Krescent-AHI Offer, the likelihood of such removal or amendment would increase. However, as described in Items 3(b)(ii) and 8 below, the Purchasers are subject to standstill agreements pursuant to which they have agreed, among other things, not to acquire more than 25% of the outstanding Units for the period ending 30 months after receipt from the Partnership and certain other partnerships affiliated with the General Partners of any list of its unit holders or investors. Accordingly, during such 30 month period the Purchasers will not be in a position to unilaterally remove the General Partners or amend the Partnership Agreement.

            (b)(ii) Except as described below, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interests between the Partnership or its affiliates and the Purchasers, their respective executive officers, directors or affiliates.

            The Corporate General Partner and Liquidity Financial Group, L.P., the financial advisor of Krescent ("Liquidity"), are parties to a Settlement Agreement and Release, dated as of June 27, 1996, as amended as of October 8, 1996 and as of January 6, 1997 (as so amended, the "Liquidity Standstill Agreement"), pursuant to which Liquidity and any of its affiliates are restricted from, among other things, acquiring more than 25% of the outstanding Units for the period ending 30 months after receipt from the Partnership and certain other partnerships affiliated with the General Partners of any list of its unit holders or investors. Such a list was last provided to Liquidity on November 20, 1996 and, pursuant to the Liquidity Standstill Agreement, additional lists may be requested by Liquidity through June 27, 1997. The Krescent-AHI Offer states that, pursuant to an Assumption Agreement dated November 21, 1996 between Krescent and Liquidity, Krescent agreed to be bound by the restrictions set forth in the Liquidity Standstill Agreement.

            On October 24, 1996, a representative of Liquidity contacted a representative of the Partnership to request, on behalf of Krescent, that the General Partners agree to admit Krescent as a "Limited Partner" (an assignee of a Unit holder who, at the discretion of the General Partners, is admitted as a Unit holder pursuant to the terms of the Partnership Agreement) or as a recognized or registered owner of Units in the event Krescent made an offer to purchase Units and Krescent accepted Units for payment pursuant to the terms of such offer. During that conversation, the





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Partnership's representative indicated that in order to agree to such treatment, the Partnership had to be satisfied that the consummation of such offer and such treatment would not cause the Partnership to be classified as a "publicly-traded partnership" for tax purposes (a "PTP"). Later that day, the Partnership received a memorandum from counsel to Krescent concluding that such a tender offer would not cause the Partnership to be classified as a PTP and a letter agreement was sent to the Corporate General Partner requesting that Krescent be treated as a Limited Partner or a recognized or registered owner of Units upon the acceptance of Units for payment pursuant to an offer anticipated to be made by Krescent. On October 29, 1996, counsel for the Partnership, in a letter to Liquidity, responded to the memorandum prepared by Krescent's counsel. During the week of November 4th, counsel for Krescent and counsel for the Partnership continued to discuss the PTP status issue. On November 11, 1996, counsel for Krescent and counsel for the Partnership agreed on a form of opinion letter regarding the PTP issue that would be delivered upon the treatment of Krescent as a Limited Partner or recognized or registered owner of Units. On November 14, 1996, the Partnership received a request from Liquidity for a current list of Unit holders and the lists of securityholders of various entities affiliated with the Partnership, which lists were delivered to Liquidity on November 19, 1996 and November 20, 1996. Also on November 19, 1996, the Corporate General Partner executed a letter to Krescent indicating its agreement to admit
Krescent, or cause Krescent to be admitted, as a Limited Partner or a recognized or registered owner of Units (i) upon Krescent's payment for Units pursuant to the Krescent-AHI Offer, (ii) upon delivery of an opinion of Krescent's counsel (in the agreed form) that the Krescent-AHI Offer would not cause the Partnership to be classified as a PTP and (iii) upon delivery, in satisfactory form, of the Partnership's standard transfer paperwork, payment of standard transfer fee and satisfaction of any other standard ministerial matter.

            By letter dated November 4, 1996, Longacre contacted the Partnership and requested a list of the Partnership's Unit holders and lists of securityholders of certain other limited partnerships sponsored by affiliates of the General Partners. The letter stated that the request was being made to facilitate a tender offer by an affiliate of Longacre. Counsel to the Partnership rejected Longacre's request on November 12, 1996 because Longacre had not given adequate assurance that the list would be used for a proper partnership business purpose. On or about November 22, 1996, counsel to Longacre contacted representatives of the Partnership and suggested that, in consideration for the General Partners agreeing to furnish the requested lists, Longacre would be prepared to enter into a standstill agreement relating to the Partnership and certain other limited partnerships containing terms substantially similar to those contained in the Liquidity Standstill Agreement. After further discussions, Longacre and the Corporate General Partner signed such a standstill agreement on November 26, 1996 (the "Longacre Standstill Agreement"). On November 27, 1996, the Partnership provided Longacre with lists of the Unit holders of the Partnership and certain other limited partnerships covered by the Longacre Standstill Agreement.





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            On December 10, 1996, counsel for Krescent contacted counsel for the
Partnership and requested that the Liquidity Standstill Agreement be amended in order to clarify an issue relating to Krescent's ability to participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934). During the week of December 16, 1996, such issue was discussed by counsel for Krescent and counsel for the Partnership. In addition, counsel for the Partnership was advised by counsel for Krescent of a proposed agreement between Krescent and AHI pursuant to which Krescent and AHI would make the Krescent-AHI Offer. On January 6, 1997, an amendment to the Liquidity Standstill Agreement was executed which permitted Liquidity and its affiliates to participate or form a "group" if each member of such group agreed to be bound by the terms of the Liquidity Standstill Agreement.

            The Krescent-AHI Offer states that, pursuant to an Assumption Agreement dated February 3, 1997 between AHI and Liquidity, AHI assumed the obligations of Liquidity under the Liquidity Standstill Agreement with respect to the Partnership and certain other limited partnerships sponsored by the General Partners or their affiliates. Concurrently therewith, on February 3, 1997, the Longacre Standstill Agreement was amended to delete the Partnership and such other limited partnerships from the schedule of partnerships covered thereby.

            On February 4, 1997, the Partnership received a draft of the Purchasers' proposed communication to Unit holders and was notified by Krescent that the Purchasers planned to commence the Krescent-AHI Offer five business days after the Partnership's receipt of such notice. Also on February 4, 1997, counsel for the Purchasers contacted counsel for the Partnership requesting a waiver of the five business day notice provision in the Liquidity Standstill Agreement. On February 5, 1997, the Partnership notified the Purchasers that it would not be granting the Purchasers' waiver request. By letter dated February 10, 1997, counsel for the Partnership advised counsel for the Purchasers that the Liquidity Standstill Agreement requires delivery of definitive copies of the Purchasers' communication to Unit holders in order to commence the five business day notice period. On February 12, 1997, the Partnership received a definitive copy of the Purchasers' communication to Unit holders and was notified by Krescent that the Purchasers planned to commence the Krescent-AHI Offer five business days after the Partnership's receipt of such notice.

ITEM 4.     THE SOLICITATION OR RECOMMENDATION

            (a) The Corporate General Partner is expressing no opinion and is remaining neutral with respect to the Krescent-AHI Offer.

            (b) The purchase price being offered by the Purchasers is 25% less than the Corporate General Partner's current estimate of the inherent value of the Units. However, the Krescent-AHI Offer provides Unit holders with the immediate opportunity to liquidate their investment in the Partnership. Certain Unit holders may





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find that such a discount is acceptable when weighed against their desire to receive the certainty of an immediate cash purchase price in exchange for their Units. Other Unit holders who do not desire immediate cash, however, may prefer to continue to retain their investment in the Partnership and potentially receive a higher value for their Units upon the future liquidation of the Partnership's assets. Because of differing motivations that Unit holders may have, the Corporate General Partner is not making a recommendation and is remaining neutral with respect to the Krescent-AHI Offer.

            Although the Corporate General Partner is not making a recommendation with respect to the Krescent-AHI Offer, the Corporate General Partner believes that Unit holders should consider the following factors in making their own decision of whether to accept or reject the Krescent-AHI Offer:

                  (i) While the value of the Units is not readily ascertainable, since there is neither an established public trading market nor a consistent historical pattern of making annual or periodic distributions in respect of the Units, the Corporate General Partner has estimated the Partnership's net asset value to be $9.92 per Unit. The price being offered in the Krescent-AHI Offer of $7.45 per Unit represents a 25% discount from such estimate.

                  The net asset value estimate of the Corporate General Partner was determined based on independent third party preliminary appraisals, obtained by the Partnership in the ordinary course of its operations, of the market values of five of the Partnership's six properties as of January 1, 1997 and management's estimate of the sixth property's fair market value based on current market conditions, and taking into account the other assets and liabilities of the Partnership as reflected on the Partnership's latest publicly-filed financial statements. (Such estimate does not necessarily reflect the amount which a Unit holder would ultimately receive if the Partnership were liquidated. For example, it does not take into account transaction costs relating to the sale of the Partnership's properties, which would reduce amounts available for distribution. In addition, market conditions will affect the amounts available for distribution.)

                  While the Corporate General Partner believes its $9.92
            estimate of the net asset value of a Unit is representative of current value, there can be no assurance that the actual value of a Unit is not greater or less than such estimate or that such estimate may not increase or decrease in the future. The Corporate General Partner believes the market recovery that has had a positive impact on other real estate sectors has not yet affected the retail sector and that, given current market trends, it may be that the values of the Partnership's properties will be greater





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            in the future. However there can be no assurance that such will be the case. Unit holders should note that the Corporate General Partner's estimate of net asset value has fallen in each of the last two years.

                  (ii) Effective as of May 15, 1997, the Partnership has
            increased its quarterly cash distribution of $0.25, or $1.00 annually, per Unit. Holders who sell their Units to the Purchasers will lose their right to receive future quarterly distributions from operations that are payable in respect of Units. Furthermore, Unit holders who sell their Units to the Purchasers will lose the right to future distributions from future sales of Partnership properties.

                   (iii)The Krescent-AHI Offer will provide Unit holders with an immediate opportunity to liquidate their investment in the Partnership.

                   (iv) Acceptance of the Krescent-AHI Offer will constitute a taxable event to Unit holders. Unit holders are urged to consult with their personal tax and legal advisors prior to accepting the Krescent-AHI Offer and tendering their Units.

                   (v) As stated by the Purchasers in the Krescent-AHI Offer, the Purchasers are making the Krescent-AHI Offer with a view to making a profit. Accordingly, there is a conflict of interest between the Purchasers' desire to purchase the Units at a low price and a Unit holder's desire to sell its Units at a high price.

ITEM 5.     PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED

            Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to Unit holders on its behalf concerning the Krescent-AHI Offer.

ITEM 6.     RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

            (a) Neither the Partnership nor the General Partners have effected any transactions in the Units during the past 60 days. The General Partners are not aware of any transactions in the Units during the past 60 days by any of its executive officers, directors, affiliates or subsidiaries.

            (b) Neither the General Partners nor, to the knowledge of the General Partners, any of their executive officers, directors, affiliates or subsidiaries intend to tender Units owned by them to the Purchasers pursuant to the Krescent-AHI Offer.





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ITEM 7.     CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

            (a) No negotiation is being undertaken or is underway by the Partnership in response to the Krescent-AHI Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Partnership; (ii) a purchase, sale or transfer of a material amount of assets by the Partnership; (iii) a tender offer for or other acquisition of securities by or of the Partnership; or (iv) any material change in the present capitalization or dividend policy of the Partnership.

            The General Partners and their affiliates may explore transactions such as a sale of all or substantially all of the Partnership's assets, a consolidation, a merger, financings of Partnership properties followed by distributions, or possibly a tender offer for Units at a price in excess of the Krescent-AHI Offer. However, no plans for, or negotiations relating to, any of these types of transactions have been made, and there can be no assurances that any such discussions or plans will be developed or that any such transactions could be successfully consummated.

            (b) There are no transactions, board resolutions, agreements in principle or signed contracts in response to the Krescent-AHI Offer which relate to or would result in one or more of the matters referred to in Item 7(a) above.

ITEM 8.     ADDITIONAL INFORMATION TO BE FURNISHED

            The General Partners have in the past received numerous requests from third parties requesting that such parties be provided with a list of the Partnership's Unit holders. Such a list has only been provided by the General Partners to parties in cases where the General Partners have been satisfied that such list has been properly requested by a person entitled by the Partnership Agreement to receive such a list and/or the party requesting the list has demonstrated that such party has a proper partnership business purpose in connection with such request, or the General Partners have been satisfied that the Partnership and the Unit holders have obtained appropriate protections from such party with respect to the use of such list. The Corporate General Partner agreed to provide a list of the Partnership's Unit holders to Liquidity, Krescent's financial advisor, and to AHI in connection with obtaining the agreement by such parties, pursuant to the Liquidity Standstill Agreement and the Longacre Standstill Agreement, that such parties and their affiliates, among other things, would refrain from acquiring in excess of 25% of the Units for the period ending 30 months after receipt from the Partnership of any list of its Unit holders.

ITEM 9.      MATERIAL TO BE FILED AS EXHIBITS

             (a) Form of letter to Unit holders from the Partnership dated February 25, 1997.





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           (c)(i) Amended Agreement of Limited Partnership, dated as of March
                  25, 1986, by and among The Krupp Corporation and The Krupp Company Limited Partnership - IV, as general partners, The Krupp Depository Corporation, as the Corporate Limited Partner, and those persons who have been admitted to the Partnership as Investor Limited Partners pursuant to the terms of the Partnership Agreement.

             (ii) Property Management Agreement relating to Brookwood Village
                  Mall & Shopping Center, dated as of January 24, 1996, between the Brookwood Village Joint Venture and Berkshire Realty Enterprises Limited Partnership.

            (iii) Property Management Agreement relating to Alderwood Towne
                  Center, dated as of January 1, 1996, between the Partnership and Berkshire Realty Enterprises Limited Partnership.

             (iv) Property Management Agreement relating to Encino Oaks, dated as of January 1, 1996, between the Partnership and Berkshire Realty Enterprises Limited Partnership.

              (v) Property Management Agreement relating to Coral Plaza
                  Shopping Center, dated as of January 1, 1996, between the Partnership and Berkshire Realty Enterprises Limited Partnership.

             (vi) Property Management Agreement relating to Canyon Place, dated as of January 1, 1996, between the Partnership and Berkshire Realty Enterprises Limited Partnership.

            (vii) Property Management Agreement relating to Cumberland Glen
                  Apartments, dated as of January 1, 1996, between the Partnership and Berkshire Realty Enterprises Limited Partnership.

           (viii) Settlement Agreement and Release, dated as of June 27, 1996, between the Corporate General Partner and Liquidity Financial Group, L.P.

             (ix) First Amendment to Settlement Agreement and Release, dated as of October 8, 1996, between the Corporate General Partner and Liquidity Financial Group, L.P.






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              (x) Second Amendment to Settlement Agreement and Release, dated as of January 6, 1997, between the Corporate General Partner and Liquidity Financial Group, L.P.

             (xi) Agreement, dated as of November 26, 1996, between the
                  Corporate General Partner and Longacre Corp.

            (xii) Amendment to Agreement, dated as of February 3, 1997, between the Corporate General Partner and Longacre Corp.





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                                SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 25, 1997


                              KRUPP CASH PLUS-II
                              LIMITED PARTNERSHIP

                              By: The Krupp Corporation, a
                                  general partner


                              By:  s/Laurence Gerber
                                 ------------------------------
                                 Name: Laurence Gerber
                                 Title:President







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                              EXHIBIT INDEX



Exhibit                       Description                      Page

1.              Form of letter to Unit holders from the
                Partnership dated February 25, 1997.

2.              [Intentionally Omitted]

3. Amended Agreement of Limited Partnership, dated as of March 25, 1986, by and among The Krupp Corporation and The Krupp
                Company Limited Partnership - IV, as
                general partners, The Krupp Depository
                Corporation, as the Corporate Limited
                Partner, and those persons who have been admitted to the Partnership as Investor
                Limited Partners pursuant to the terms
                of the Partnership Agreement.

4.              Property Management Agreement relating to
                Brookwood Village Mall & Shopping
                Center, dated as of January 24, 1996,
                between the Brookwood Village Joint
                Venture and Berkshire Realty Enterprises
                Limited Partnership.

5.              Property Management Agreement relating to
                Alderwood Towne Center, dated as of
                January 1, 1996, between the Partnership and Berkshire Realty Enterprises Limited
                Partnership.

6.              Property Management Agreement relating to
                Encino Oaks, dated as of January 1, 1996, between the Partnership and Berkshire
                Realty Enterprises Limited Partnership.

7.              Property Management Agreement relating to
                Coral Plaza Shopping Center, dated as of
                January 1, 1996, between the Partnership and Berkshire Realty Enterprises Limited
                Partnership.






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8.              Property Management Agreement relating to
                Canyon Place, dated as of January 1, 1996, between the Partnership and Berkshire
                Realty Enterprises Limited Partnership.

9.              Property Management Agreement relating to
                Cumberland Glen Apartments, dated as of
                January 1, 1996, between the Partnership and Berkshire Realty Enterprises Limited
                Partnership.

10. Settlement Agreement and Release, dated as of June 27, 1996, between the Corporate
                General Partner and Liquidity Financial
                Group, L.P.

11.             First Amendment to Settlement Agreement
                and Release, dated as of October 8, 1996, between the Corporate General Partner and Liquidity Financial Group, L.P.

12. Second Amendment to Settlement Agreement and Release, dated as of January 6, 1997, between the Corporate General Partner and Liquidity Financial Group, L.P.

13. Agreement, dated as of November 26, 1996, between the Corporate General Partner and Longacre Corp.

14.             Amendment to Agreement, dated as of
                February 3, 1997, between the Corporate
                General Partner and Longacre Corp.











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